SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 333-116038

Symmetry Medical Inc. 401k Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.
3724 N. State Road 15
Warsaw, Indiana 46582
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are included in this Report.

Signature

Exhibit Index

Exhibit 23.1 – Consent of Independent Registered Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors, Audit Committee and Plan Administrator
Symmetry Medical Inc. 401(k) Plan
Warsaw, Indiana

We have audited the accompanying statements of net assets available for benefits of Symmetry Medical Inc. 401(k) Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  The Plan's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symmetry Medical Inc. 401(k) Plan as of December 31, 2010, and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 3, the Plan changed its method of accounting for notes receivable from participants.

/s/ BKD, LLP

BKD, LLP
Fort Wayne, Indiana
June 28, 2011

Symmetry Medical Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009 (As adjusted - see Note 3)
Assets

Investments, at fair value	$48,240,163	$41,599,238
Receivables
Participants’ contributions	33,910	54,194
Symmetry Medical Inc. and subsidiaries contributions	16,180	—
Notes receivable from participants	2,272,538	2,300,495

Total receivables	2,322,628	2,354,689

Total assets	50,562,791	43,953,927

Liabilities

Excess contributions payable	29,646	—
Accrued expenses	—	14,666

Total liabilities	29,646	14,666

Net Assets Available for Benefits, At Fair Value	50,533,145	43,939,261

Adjustment from fair value to contract value for interest in collective investment trust fund relating to fully benefit-responsive investment contracts	(63,615)	(5,828)

Net Assets Available for Benefits	$50,469,530	$43,933,433

Symmetry Medical Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions
Investment income
Net appreciation in fair value of investments	$4,454,327	$7,669,519
Interest	345,153	325,198
Dividends	461,896	491,632

	5,261,376	8,486,349
Contributions
Symmetry Medical Inc. and subsidiaries	915,889	1,250,963
Participants and rollovers	4,063,800	4,423,028

	4,979,689	5,673,991

Total additions	10,241,065	14,160,340

Deductions
Benefits paid to participants	3,692,198	3,753,778
Administrative expenses	12,770	86,223

Total deductions	3,704,968	3,840,001

Net Increase	6,536,097	10,320,339

Net Assets Available for Benefits, Beginning of Year	43,933,433	33,613,094

Net Assets Available for Benefits, End of Year	$50,469,530	$43,933,433

Note 1:	Description of the Plan

The following description of the Symmetry Medical Inc. 401(k) Plan (Plan) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions which is available from the Plan Administrator.

General

The Plan is a defined-contribution plan which provides retirement benefits for substantially all full-time employees of Symmetry Medical Inc. and certain subsidiaries (Company) who have at least three months of service and are age 21 or older and meet other eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer and contribute an amount up to 25% of their annual compensation, as defined by the Plan, not to exceed certain dollar limitations that are set by law.  Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law.  Participants may also make rollover contributions of amounts representing distributions from other qualified defined-benefit or defined-contribution plans.  The Company may contribute a discretionary amount equal to a matching percentage of the participant’s deferred contribution for each payroll period.  Each year, the Company may make discretionary profit-sharing contributions in addition to the matching contribution.  The Company may designate as a qualified nonelective contribution to all or any portion of its profit-sharing contribution.  Participants must meet certain requirements as defined in the Plan to share the discretionary matching and profit-sharing contributions.  These conditions do not apply in the year of a participant’s death, disability or retirement or after normal retirement age.

Additionally, the Plan allows participants to change the amount of their contribution (salary deferral) on a periodic basis and to direct the investment of their funds and contributions on a daily basis.  Currently, a participant may select from several diversified mutual funds and collective investment trust funds offering different investment objectives.  The Plan offers the common stock of the Company as an investment alternative under the Plan.  Participants may not make an election to allocate more than 20% of their deferrals (contributions) nor to reallocate more than 20% of their account balances to the Company’s stock.

During 2010 and 2009, the Company elected to match 50% of a participant’s before-tax contributions up to 8% of eligible wages with a maximum of $4,000.  The Company suspended the discretionary match for all participants from October 1, 2009 through July 1, 2010.  The Company may also, at its discretion, make additional profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors.  There were no discretionary profit-sharing contributions in 2010 or 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. As of December 31, 2010 and 2009, forfeited, nonvested accounts totaled $166,009 and $127,257, respectively.

Notes Receivable from Participants

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day before the new loan is made over a participant’s current balance of loans from the Plan and other qualified Plans on the day the new loan is made.  The term of repayment of a loan other than a home loan must not be greater than five years.  The term of repayment of a home loan must generally not be greater than 15 years.  A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator at the time of the loan.  Principal and interest is paid ratably through payroll deductions.  The maximum number of loans that a participant may have at any one time is two.  Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans.

Vesting

Participants are immediately vested in their contributions, including rollover contributions, and qualified nonelective contributions plus actual earnings thereon.  Vesting in the Company’s matching and profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Percentage Vested and Nonforfeitable

1	25%
2	50
3	75
4	100

Payment of Benefits

Upon termination of service or death, disability or retirement, a participant with a vested account balance exceeding $5,000 will receive a lump-sum distribution equal to the vested value of his or her account or periodic (monthly, quarterly or annual) installments over a period of not more than the participant’s or participant and spouse’s assumed life expectancy.  Separated participants with vested account balances not exceeding $1,000 that have not made an election within 60 days will receive lump-sum distributions as soon as administratively feasible.  The Plan also provides for participant loans as described above and certain hardship withdrawals.  Distributions of benefits are recorded as withdrawals from the Plan and reduction of net assets available for Plan benefits in the period paid to the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund, as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts.  The statements of changes in net assets available for benefits are prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end.  The Plan’s interest in the collective trust fund is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

The investment in Symmetry Medical Inc. common stock has been unitized and is comprised of cash and Symmetry Medical Inc. common stock.  The Plan holds a nominal amount of these units in cash in order to provide liquidity for timely distributions. At December 31, 2010 and 2009, these units are comprised of 31,525 and 28,584 shares of Symmetry Medical Inc. common stock and cash of $7,228 and $8,879, respectively.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Administrative, recordkeeping and trustee expenses for the Plan are charged to the Plan.  All other administrative expenses are paid by the Company.  Administrative expenses are recognized when incurred.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Tax Status

The Plan obtained its latest determination letter on March 3, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

With a few exceptions, the Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2007.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  Interest income recognized on notes receivable from participants totaled $128,283 and $146,339 for 2010 and 2009, respectively.  These amounts are included in interest on the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Subsequent Events

Effective May 1, 2011, the Plan was amended to allow eligible participants to elect to make after-tax contributions, as defined by the Plan, not to exceed certain dollar limitations that are set by law.

Subsequent events have been evaluated through June 28, 2011, which is the date the financial statements were issued.

Note 3:	Change in Accounting Principle

During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of investments at fair value as they were under previous guidance.

The following financial statement line items for 2010 and 2009 were affected by the change in accounting principle.

	2010
	Statement of Net Assets Available for Benefits
	As Computed Under Previous Guidance	As Computed Under ASU 2010-25	Effect of Change

Investments, at fair value	$50,512,701	$48,240,163	$(2,272,538)
Notes receivable from participants	—	2,272,538	2,272,538
Total receivables	50,090	2,322,628	2,272,538

	2009
	Statement of Net Assets Available for Benefits
	As Previously Reported	As Adjusted	Effect of Change

Investments, at fair value	$43,899,733	$41,599,238	$(2,300,495)
Notes receivable from participants	—	2,300,495	2,300,495
Total receivables	54,194	2,354,689	2,300,495

Net assets available for benefits were not affected by the adoption of the new guidance.

Note 4:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during 2010 and 2009 as follows:

	2010
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Mutual funds
Balanced funds	$1,058,538	$12,073,288
Growth funds	2,378,024	21,839,895
Fixed income funds	55,530	4,406,168
International funds	203,116	3,259,693
Symmetry Medical Inc. common stock units	34,142	303,374
Collective investment trust funds
Index fund	652,918	3,340,631
Fixed income fund	72,059	3,017,114

	$4,454,327	$48,240,163

	2009 (As adjusted – see Note 3)
	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Mutual funds
Balanced funds	$1,756,416	$9,647,306
Growth funds	4,782,529	19,703,804
Fixed income funds	199,881	3,850,077
International funds	346,911	2,897,673
Symmetry Medical Inc. common stock units	24,809	239,546
Collective investment trust funds
Index fund	473,638	2,299,170
Fixed income fund	85,335	2,961,662

	$7,669,519	$41,599,238

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2010	2009

	Artio International Equity Fund	$3,259,693	$2,897,673
	Janus Balanced Fund	2,968,754	2,681,213
	Janus Twenty Fund	5,919,826	5,901,970
	Mosiac Mid Cap Fund	4,175,493	3,312,200
	Wells Fargo Advantage Index Fund	3,265,253	2,753,543
	Wells Fargo Advantage Total Return Bond Fund	4,033,259	3,548,572
	Wells Fargo Collective Russell 2000 Index Fund	3,340,631	2,299,170
	Wells Fargo Collective Stable Return Fund	3,017,114	2,961,662
*	Wells Fargo Diversified Equity Fund	4,400,504	2,011,248
**	Wells Fargo Outlook 2020 Fund	2,488,774	2,234,293
*	Wells Fargo Outlook 2030 Fund	2,975,509	2,004,953

*    Represents less than 5% of total net assets as of December 31, 2009.
**  Represents less than 5% of total net assets as of December 31, 2010.

Note 5:	Related Party Transactions

Certain Plan investment shares of mutual funds are managed by Wells Fargo Bank, N.A., who is the trustee of the Plan.  Transactions in such investments are considered to be party-in-interest investments.  Fees paid to Wells Fargo Bank and affiliates for administrative, recordkeeping and trustee services were $12,770 and $86,223 for the years ended December 31, 2010 and 2009, respectively.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 6:	Disclosures About Fair Value of Assets and Liabilities

Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial position, as well as the general classification of such assets pursuant to the valuation hierarchy.  The Plan has no liabilities measured on a recurring basis.  Additionally, the Plan has no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy.  Level 1 investments consists of interests in mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan’s Level 2 investments consist of collective investment trust funds and Company common stock units.  The collective investment trust funds are valued based on information reported by the investment advisor using the audited financial statements of the collective trusts.  The Company common stock units are valued based upon the closing price reported of the underlying stock and money market funds on the active market on which they are traded.  The common stock units are not traded on an active market.

In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.  There are no investments classified as Level 3.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

	2010
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$12,073,288	$12,073,288	$—	$—
Growth funds	21,839,895	21,839,895	—	—
Fixed income funds	4,406,168	4,406,168	—	—
International funds	3,259,693	3,259,693	—	—
Common stock units
Symmetry Medical Inc.	303,374	—	303,374	—
Collective investment trust funds
Index fund	3,340,631	—	3,340,631	—
Fixed income fund	3,017,114	—	3,017,114	—

	$48,240,163	$41,579,044	$6,661,119	$—

	2009 (As adjusted – see Note 3)
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds
Balanced funds	$9,647,306	$9,647,306	$—	$—
Growth funds	19,703,804	19,703,804	—	—
Fixed income funds	3,850,077	3,850,077	—	—
International funds	2,897,673	2,897,673	—	—
Common stock units
Symmetry Medical Inc.	239,546	—	239,546	—
Collective investment trust funds
Index fund	2,299,170	—	2,299,170	—
Fixed income fund	2,961,662	—	2,961,662	—

	$41,599,238	$36,098,860	$5,500,378	$—

Note 7:	Reconciliation of Financial Statement to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting the fair value of the collective investment funds at fair value in Form 5500 and recording the fund at fair value with an adjustment to contract value in the accompanying statements of net assets available for benefits as prescribed by the FSP.  The statement of changes in net assets available for benefits included in the Plan’s Form 5500 filing also excludes the impact of adjustment from fair value to contract value for the common collective fund.

Supplementary Information

Symmetry Medical Inc. 401(k) Plan
EIN 35-1996126  PN 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2010

Identity of Issuer		Description of Investment	Current Value

	Mutual Funds
	American Funds New Perspective Fund	72,210 shares	$2,064,487
	Janus Balanced Fund	118,371 shares	2,968,754
	Janus Twenty Fund	90,063 shares	5,919,826
	Artio International Equity Fund	108,152 shares	3,259,693
	Mosaic Mid Cap Fund	360,890 shares	4,175,493
*	Wells Fargo Advantage Total Return Bond Fund	323,697 shares	4,033,259
*	Wells Fargo Diversified Equity Fund	159,554 shares	4,400,504
*	Wells Fargo Advantage Index Fund	74,126 shares	3,265,253
*	Wells Fargo Advantage Large Cap Fund	247,461 shares	2,014,332
*	Wells Fargo Outlook Today Fund	34,982 shares	372,909
*	Wells Fargo Outlook 2010 Fund	57,132 shares	731,288
*	Wells Fargo Outlook 2020 Fund	179,306 shares	2,488,774
*	Wells Fargo Outlook 2030 Fund	205,349 shares	2,975,509
*	Wells Fargo Outlook 2040 Fund	143,257 shares	2,297,845
*	Wells Fargo Outlook 2050 Fund	67,082 shares	611,118

			41,579,044

	Common Stock Units
*	Symmetry Medical Inc.	58,175 units	303,374

	Collective Investment Trust Funds
*	Wells Fargo Collective Russell 2000 Index Fund	199,799 shares	3,340,631
*	Wells Fargo Collective Stable Return Fund	64,589 shares	3,017,114

			6,357,745

*	Participant Loans	Various loans with interest rates varying from 3% to 10.5% due through August 23, 2033.	2,272,538

			$50,512,701

*	Party-in-Interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. 401(k) PLAN

Date: June 28, 2011	By:	/s/ RONDA L. HARRIS
Ronda L. Harris
Chief Accounting Officer